SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 3
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         S/M REAL ESTATE FUND VII, LTD.
                            (Name of Subject Company)

                              MP VALUE FUND 4, LLC
                             MORAGA-DEWAAY FUND, LLC
                              MP VALUE FUND 6, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


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             This  Amendment No. 3 to  Schedule 14D-1  amends the Schedule 14D-1 filed December 22, 1998 and the Schedules 14D-1/A filed January 8, 1999 and January 26, 1999, (the "Schedule") by the Bidders identified on the cover page (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

             This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on February 19, 1999. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 400 Units. The
Purchasers now own a total of 575 Units, or approximately 5.18% of the total outstanding number of Units.

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



                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 4, 1999

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MORAGA-DEWAAY FUND, LLC

By MacKenzie Patterson, Manager

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

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